Item 77Q-2

The Registrant's Trustees and certain officers, investment advisers, certain affiliated persons of the investment advisers and persons who own more than 10% of any class of outstanding securities of the
Registrant are required to file forms reporting their affiliation with the Registrant and reports of ownership and changes in ownership of the
Registrant's securities with the Securities and Exchange Commission ("SEC")
and the New York Stock Exchange.  These persons and entities are required by SEC regulation to furnish the Registrant with copies of all such forms they file.  Based solely on a review of these forms furnished to the
Registrant, the Registrant believes that each of its Trustees and relevant officers, Babson Capital Management LLC, its investment adviser,
Babson Capital Global Advisors Limited, its sub-adviser, and relevant affiliated persons have complied with all applicable filing requirements for the year-ended December 31, 2014, except Roger Crandall who filed a late Form 4.